ALTRAN

251, BD PEREIRE - 75017 PARIS
TELEPHONE : +33 (0)1 44 09 64 00
TELECOPIE : +33 (0)1 44 09 65 38

SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street
, NW
Washington DC 20549
USA

Paris, 9th November 2004

Re : Altran Technologies S.A (File No. 82-5164)
Ongoing Disclosure Pursuant to rule 12g3-2(b)
Under the US Securities Exchange Act of 1934

Dear Madam and Sir,

On behalf of Altran Technologies S.A. (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the US Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (The "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the company has (i) made or become required to make public pursuant to the laws of France, (ii) filed or become required to file with the French Stock exchange authorities and which was or will be made public by such authorities or (iii) has distributed or become required to distribute to its security holders :

1. Press release published on our website and on the newspaper "Les Echos" for the 1st Half results 2004 on October 11th , 2004 enclosed as exhibit 1.
2. Presentation made to investors on 1st half results 2004 made on October 11th , 2004 and available on the website enclosed as exhibit 2
3. Press release published on our website and on the newspaper "La Tribune" for the 3rd Quarter sales 2004 on November 8th , 2004 enclosed as exhibit 3.
4. Presentation made to investors on 3rd Quarter sales 2004 made on October 11th , 2004 and available on the website enclosed as exhibit 4

If you have any questions or comments, don't hesitate to join me (phone : 33144096423), you can also join Mr Eric Albrand CFO of the group (phone : 33144096477).
I am looking forward to hearing from you.

Laurent Dubois
Head of Investors Relations

dlw 11/17

File n° 82-5164

RECEIVED

2004 NOV 15 A 10:05

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

EXHIBIT 1

1st half 2004

ALTRAN
EUROPEAN LEADER IN INNOVATION CONSULTING

> TECHNOLOGY CONSULTING
> INNOVATION CONSULTING
> MANAGEMENT CONSULTING
> PRODUCTS AND PROCESS INNOVATION

RESULTS OF THE FIRST HALF 2004
OPERATING MARGIN IMPROVE, AT 4%

FRANCE
AUSTRIA
BELGIUM
BRAZIL
CHINA
GERMANY
IRELAND
ITALY
JAPAN
KOREA
LUXEMBURG
NETHERLANDS
PORTUGAL
SINGAPORE
SPAIN
SWEDEN
SWITZERLAND
UNITED KINGDOM
UNITED STATES

In €K	1st half 2003	2nd half 2003	31.12.2003	30.06.2004
Sales	688 042	649 719	1 337 761	695 816
Other operating income	8 297	17 616	25 913	16 218
Total operating expenses	(673 085)	(669 702)	(1 342 787)	(680 763)
Employee profit sharing	(2 768)	(3 441)	(6 209)	(3 653)
Operating profit (after employee profit sharing)	20 486	(5 808)	14 678	27 618
Operating margin	*3,0%*	*-1,8%*	*1,2%*	*4,0%*
Net financial income	(11 622)	(12 108)	(23 730)	(8 524)
Taxes	6 788	(9 737)	(2 949)	(28 305)
Net result before goodwill & exceptionals	15 652	(27 653)	(12 001)	(9 197)
Net exceptional income	(1 648)	(31 669)	(33 317)	14 835
Goodwill amortization	(11 229)	(28 560)	(39 789)	(19 279)
Prior period adjustments	-	-	(7 389)	-
Net results of integrated companies	2 775	(95 271)	(92 496)	(13 641)
Minority interests	(1 534)	1 080	(454)	344
Group's net result	1 241	(93 283)	(92 042)	(13 985)
EPS before goodwill amortization & exceptionals*	0,17	(0,57)	(0,40)	(0,12)
** Computed on the total number of shares as of December 31st 2003*	*114 441 715*	*114 441 715*	*114 441 715*	*114 441 715*

The net income for the Altran Group for the first half of 2004 amounted to € -14.0 m.

The sales of € 695.8 m show a return to a high level of business. This represents an increase of 1.1% with respect to the first half of 2003, and of 7.0% with respect to the second half of 2003. The increase between the first and second quarters of 2004 (at € 341 m and € 356 m respectively) illustrates the capacity the Altran model has in seizing opportunities in market growth.

The operating margin after employee profit sharing is 4 % against 3.0 % in the first half of 2003, and against -1.8 % in the second half. Efforts to bring the cost base down have led to a reduction in staff numbers by 1349 since the beginning of 2003, a drop of 7.6 %. The Group has made large productivity gains shown by its capacity to increase turnover with fewer staff and without increasing its subcontracting.

The net financial income (- € 8.5 m) is in line with Group debt.

The Group's net result before goodwill and amortization is € - 9.2 m, taxes of which amounted to € 28.3 m due to the cautious policy of activating tax deficit.

Net exceptional income features profit from the sale of financial assets (€ + 11.1 m).

Exceptional goodwill amounting to € 9.2 m has been recorded in the first half, to take into account weakening conditions in a number of subsidiaries.

Assets	31.12.2003	30.06.2004	Liabilities	31.12.2003	30.06.2004
In €K	Net	Net	In €K		
Fixed assets	636 235	599 938	Shareholder's equity	303 564	291 110
Intangible fixed assets	534 149	514 895	Minority interest	17	0
of which goodwill	*462 790*	*444 762*	Conditional pre-payments	0	715
Tangible fixed assets	45 782	48 729	Contingencies & loss provisions	103 180	103 053
Financial assets	56 304	36 314			
Current assets	735 318	667 688	Debt	960 863	876 299
Inventory & work in progress	2 538	3 643	Convertible bonds	370 648	355 342
Clients & accounts receivables*	376 892	427 978	Borrowing from credit institutions	239 670	186 241
Other receivables	127 280	111 302	Trade notes & accounts payables	312 745	328 349
Cash & marketable securities	228 608	124 765	Payable against fixed assets	37 800	6 367
Accrual accounts	8 487	12 247	Accrual accounts	12 416	8 696
Total assets	1 380 040	1 279 873	Total shareholder's equity & liabilities	1 380 040	1 279 873

** 114.9 millions euros of factoring have been integrated in 2003 accounts and 128.7 in 1st half 2004 accounts*

The Group's net debt increased by € 35.1 m to € 416.8 m in the first half of 2004. This is due mainly to the rise in accounts receivables which is itself due to business growth coupled with lengthened days sales outstanding. The effort in stabilising days sales outstanding will be maintained in the second half of the year.

During the first half, the Group bought back 34 035 convertible bonds maturing in 2005, which were cancelled in the consolidated accounts. It is reminded that a new convertible bonds issue was made in July 2004 for € 230 m, maturing in January 2009.

Cash out relating to prior acquisitions stood at € 12.6 m in the first half, due to earn out payments for 2003. For the second half, this should be limited to € 6.4 m.

The factoring policy is continuing to pay off, as € 128.7 m were financed at 30 June 2004.

Lastly, the centralisation of cash management within the Group has had a marked improvement, as the part remaining in the subsidiaries is reducedfrom € 90 m to € 50.8 m in the first half of 2004.

OUTLOOK

- *Centralisation of cash management* : The Group's objective is to reduce subsidiary managed cash to 30 or 40 million euros by the end of 2004, against € 50.8 m at 30 June 2004.
- Factoring : The factoring programme continues to be deployed and will enable the Group to dispose of financial resources amounting to 150 to 170 million euros by the end of 2004.
- Decrease in Client receivables : The efforts made should considerably reduce client accounts, business remaining stable.

The Altran Group has made its objective to pursue efforts undertaken to increase its business and to improve its profitability semester after semester. The cost base of the second half should be stable (before the impact of paid leave). Improvements in the operational margin will be the result of business activity, which is expected to remain solid.

For further information : www.altran.net

Euroclear 3463 / Bloomberg ALT FP/ Reuters ALTR.PA/ Nasdaq ALTKF

File n° 82-5164

EXHIBIT 2

Altran



1st Half 2004 results

Alexis Kniazeff
Chairman & CEO
Eric Albrand
CFO

11th October 2004

ALTRAN

1st Half 2004 Results

Agenda

- **Altran Today**
- Projects
- 1st Half 2004 Results
- Perspectives
- Appendix

1. Altran today

Altran is on the growth path again

- Q2 sales figure was the highest ever achieved
- We are closely working with our clients


352,8
335,2
314,2
335,6
341,1
355,0
Q1 2003
Q2 2003
Q3 2003
Q4 2003
Q1 2004
Q2 2004

Agenda
Altran today
Projects
H1 2004 results
Perspectives
Appendix

1. Altran today

The new organization is operational



Strategic Committee
Alexis Kniazeff, CEO
Eric Albrand, CFO
Region's COOs
Chief International Development oficer (CIDO)
North
France
South
Benelux
Sweden
United Kingdom
Germany & Austria
Switzerland
USA & Asia
Spain
Italy
Portugal
Brazil

1. Altran today

Group's management will be reinforced

- The objective is to build a team to drive the group on scale up from a position of European leadership to the one of a world leader
- Future COO characteristics :
  - An entrepreneur
  - A services industry specialist
  - A visionary person
  - A leader
  - A federator of energies

Agenda
Altran today
Projects
H1 2004 results
Perspectives
Appendix

1. Altran today

Altran remains an employer of choice

- Ideal employers defined by engineering students in France *(Le Figaro Entreprises 20.09.2004)*

1	EADS	24.45%
2	PSA	16.02%
3	EDF	13.74%
4	Dassault Aviation	13.30%
5	Renault	12.93%
6	L'Oréal	11.91%
7	Air France	11.34%
8	Danone	9.90%
9	SNCF	8.76%
10	France Télécom	7.99%

11	IBM	7,22%
12	BMW	7,21%
13	Alcatel	6,72%
14	Total	6,54%
....	....	....
20	Siemens	5,21%
....	....	....
25	**Altran Technologies**	**4,82%**
....	....	....
40	Porsche	3,54%

1. Altran today

Altran is improving further it's corporate governance

- The legal process leading to the change of Altran legal status to a company with a supervisory and management board has started
- Hubert Martigny, Michel Friedlander and Jean-Michel Martin resigned from their board and executives positions
- With this organization Altran has the structure for its future development

1St Half 2004 Results

Agenda

- Altran Today
- **Projects**
- 1st Half 2004 Results
- Perspectives
- Appendix

■ 2. Projects

High-tech Specs Concept

A monitoring and display breakthrough could give athletes the means to truly optimize their training and performance


Display
Batteries
SaO2 electronics
Insert-moulded prism and lens
SaO2 sensors

- Monitors biophysical parameters and displays them to truly optimize training and performance - without the need for the conventional armory of sensors and awkward wrist displays
- Heart rate, blood oxygen levels etc, are calculated and displayed in real time in a head-up display in the glasses, similar to that originally developed for jet fighter pilots
- Performance data transferable to a PC, or to a coach, for detailed analysis

2. Projects

ROSETTA LANDER POWER SYSTEM

- **Objectives :**
  - The ROSETTA probe that was launched in March 2004, will arrive on the comet CHURYUMOV-GERASIMENKO in 2014, on which a lander will touch down.
  - The lander's power system is made up of lithium batteries and accumulators and is a vital component of the mission.







ALTRAN and its partners, has performed for the French Space Agency CNES (Centre National d'Etudes Spatiales) :

- Re-development of the power system
- Mechanical, thermal, and electrical analysis
- Development and tests
- Final integration on the lander in Kourou (French Guyana)

A multi-disciplinary team within a network of partner SMEs

Agenda | Altran today | Projects | H1 2004 results | Perspectives | Appendix

2. Projects

Global Enterprise Content Management for the Pharmaceutical Industry



- Intranet project on information management in order to comply with local legislation.
- An integrated solution for content management, document management, collaboration and portal.



Altran carried out :

- Business requirements and specifications
- User interface design
- Workflow definition
- Solution selection, implementation and integration in the client environment
- Change management and training

Standardization of technology and processes

Higher efficiency through process automation

Support of knowledge and innovation management

Agenda | Altran today | Projects | H1 2004 results | Perspectives | Appendix

2. Project

Innovation : Feasibility and Demonstration of a Spatial Surround Sound System

Environment

Develop and evaluate high quality audio performance for series produced cars
Quality Improvement of audio sources (radio, CD, DVD), Spacial surround effects, taking into consideration audio information from the driving (reverse radars, warnings, ...), comfort in the listening zones (for the driver and passengers)


Elevation
Azimuth
0°,0°

Result

Within 6 months, the system was developed and equipped on-board.
It is capable of delivering *home cinema quality audio* (DVD Video & Audio) never before integrated in series production.

The **complete system** is made up of :

- **20 loud speakers** which are positioned so as to faithfully reproduce sound quality from stereo to multichannel (AC3)

- The **on-board system** to control the installation

- The **audio configurator**

Capabilities :

Expertise in automobile acoustics (comfort, equipment integration)

Expertise in digital Audio technology (audio processing, equalisation, spatial surround , psycho-acoustics, ergonomics acoustics, development of software package).

2. Projects

WATCHKEEPER

- Tactical Unmanned Air Vehicle (UAV)
- Intelligence, Surveillance and Reconnaissance System for the British Armed Forces
- Fully interoperable with NATO and coalition forces
- MoD has chosen Thales UK as preferred bidder
- Altran (through its daughter company Praxis) will carry out a crucial role







Altran will :

- undertake the entire systems safety engineering programme
- is looking to provide programme management, risk, requirements and systems engineering consultancy
- is looking to develop the critical computer software

Project will last around 2 years and also presents follow-on opportunities in the niche UAV market

1st Half 2004 Results

Agenda

- Altran Today
- Projects
- **1st Half 2004 Results**
- Perspectives
- Appendix

3. 1st Half results 2004

Summarized P&L

(In €K)

	1er half 2003	2nd half 2003	31.12.2003	30.06.2004
Sales	688 042	649 719	1 337 761	695 816
Other operating income	8 297	17 616	25 913	16 218
Total operating expenses	(673 085)	(669 610)	(1 342 695)	(680 763)
Employee profit sharing	(2 768)	(3 441)	(6 209)	(3 653)
Operating profit (after employee profit sharing)	**20 486**	**(5 808)**	**14 678**	**27 618**
Operating margin	*3,0%*	*na*	*1,1%*	*4,0%*
Net financial income	(11 622)	(12 108)	(23 730)	(8 524)
Taxes	6 788	(9 737)	(2 949)	(28 305)
Net result before goodwill & exceptionals	**15 652**	**(27 653)**	**(12 001)**	**(9 197)**
Net exceptional income **	(1 648)	(31 669)	(33 317)	14 835
Goodwill amortization	(11 229)	(28 560)	(39 789)	(19 279)
Prior period adjustments	-	-	(7 389)	
Net results of integrated companies	**2 775**	**(95 271)**	**(92 496)**	**(13 641)**
Minority interests	(1 534)	1 080	(454)	344
Group's net result	**1 241**	**(93 283)**	**(92 042)**	**(13 985)**
EPS before goodwill amortization & exceptionals	**0,17**	**(0,57)**	**(0,40)**	**(0,12)**
** computed on the total number of shares as of December 31st 2003*	*114 441 715*	*114 441 715*	*114 441 715*	*114 441 715*

** of which €14,4m of goodwill amortization for DTS in H2 2003

3. 1st Half results 2004

Operating margin analysis

	1er semestre 2003		2nd semestre 2003		31.12.2003		30.06.2004	
	in €K	as % of sales	in €K	as % of sales	in €K	as% of sales	in €K	as% of sales
Sales	688 042		649 719		1 337 761		695 816	
Other operating income	8 297		17 616		25 913		16 219	
of which operating provisions	*6 378*		*10 237*		*16 615*		*11 946*	
Total personnal costs	(499 795)	72,6%	(483 059)	74,3%	(982 854)	73,5%	(502 856)	72,3%
of which Employee profit sharing	*(2 768)*	*0,4%*	*(3 442)*	*0,5%*	*(6 210)*	*0,9%*	*(3 653)*	*0,5%*
Other costs excl.staff costs	(161 152)	23,4%	(161 252)	24,8%	(322 404)	24,1%	(165 998)	23,9%
EBITDA before employee profit sharing	31 782		16 229		48 011		34 888	
EBITDA after employee profit sharing	29 014		12 787		41 801		31 235	
Provisions & depreciations	(14 905)	2,2%	(28 833)	4,4%	(43 738)	3,3%	(15 561)	2,2%
EBIT before employee profit sharing	23 255		(2 367)		20 888		31 273	
Operating margin before employee profit sharing	*3,4%*		*-0,4%*		*1,6%*		*4,5%*	
EBITafter employee profit sharing	20 487		(5 809)		14 678		27 620	
Operating margin after employee profit sharing	*3,0%*		*-0,9%*		*1,1%*		*4,0%*	

Agenda
Altran today
Projects
H1 2004 results
Perspectives
Appendix

3. 1st Half results 2004

Margin delay analysis

- At the publication of Q2 sales 2004, three explanations were given to explain the delay in the margin improvement

	Amounts
Bonuses	**2,3 m€**
Fees & litigations	**6,6 m€**
Of which fees	*3,0 m€*
Of which litigations & transactions	*3,6 m€*
Improper provisioning of monthly charges	**3,3 m€**
Of which paid leaves	*1,2 m€*
Of which sub-contracting & other charges	*2,6 m€*
Total	**12,2 m€**

Agenda
Altran today
Projects
H1 2004 results
Perspectives
Appendix

3. 1st Half results 2004

Costs saving simulation generated by redundancies as presented for 2003 results

- Hypothesis :
  - Average 2002 employee cost : €54,2K
  - Average salary increase in 2002 : 2%
  - Redundancies savings are delayed by one quarter following the exist of total staff

	Q1	Q2	Q3	Q4	2003
Staff reduction					
Annual saving	404	330	285	226	1245
Savings made in 2003 due to staff reduction	22,4	18,3	15,8	12,5	68,9
1st quarter 2003	-	5,6	5,6	5,6	16,8
2nd quarter 2003	-	-	4,6	4,6	9,2
3rd quarter 2003	-	-	-	3,9	3,9
4th quarter 2003	-	-	-	-	-
Saving already booked in in 2003	-	5,6	10,2	14,1	29,9
Embedded saving for 2004					39,0

Agenda
Altran today
Projects
H1 2004 results
Perspectives
Appendix

3. 1st Half results 2004

Staff evolution (1)

- Total staff has been reduced by **1.349** compared to December 31st, 2002 (7.6% of group's total staff)
- Average employee number is down of **815** person over H1 2004 compared to H1 2003
- Savings are therefore reduced compared to the saving calculated on the end of the period total staff

	2002	2003				2004	
		T1	T2	T3	T4	T1	T2
End of the period total staff	17 778	17 374	17 044	16 759	16 533	16 450	16 429
Variation		*-404*	*-333*	*-285*	*-226*	*-83*	*-21*
Average staff over the period	17 644	17 461	17 120	16 767	16 684	16 495	16 454
variation		*-184*	*-341*	*-353*	*-80*	*-189*	*-41*

Agenda
Altran today
Projects
H1 2004 results
Perspectives
Appendix

3. 1st Half results 2004

Average staff evolution (2)


17 290
- 565
16725
- 250
16 475
S1 2003
S2 2003
S1 2004

3. 1st Half results 2004

Cost restructuring simulation

		H1	H2	Total	H1	H2(e)	Total
Average staff	17 644	17 290	16 725	17 008	16 475	-	-
Variation		(354)	(565)	(636)	(250)	-	-
Annual saving		19,6	31,2	35,2	14,1	-	-
Savings made due to staff reduction :							
1st quarter 2003		5,1	5,1	10,1	-	-	-
2nd quarter 2003		4,7	9,4	14,1	4,7	-	4,7
3rd quarter 2003		-	9,8	9,8	9,8	-	9,8
4th quarter 2003		-	1,1	1,1	2,2	1,1	3,3
1st quarter 2004					5,3	5,3	10,6
2nd quarter 2004					0,6	1,2	1,8
Savings booked in 2003		9,8	25,4	35,2	16,7	1,1	17,8
Embedded savings for 2004					5,9	6,5	12,4
Total		9,8	25,4	35,2	22,6	7,6	**30,2**

Agenda
Altran today
Projects
H1 2004 results
Perspectives
Appendix

3. 1st Half results 2004

P&L Details

- Hypothesis :
  - Average employee cost in 2003 : 55,3K€
  - Wages inflation in 2003 and 2004 : 2%

	H1 2003	Variation	H1 2004
Consolidated employee cost excl. employee profit sharing	497 027		
Average number of employees	17 290	(815)	16 475
Estimated saving		22 528	
Wage inflation		(9 140)	
Mix effect on saving		6 600	
Targeted consolidated employee costs		490 239	
Variance		8 844	
Consolidated employee cost excl. employee profit sharing			499 113

Agenda | Altran today | Projects | H1 2004 results | Perspectives | Appendix

3. 1st Half results 2004

Non performing group's activities

- 10 Subsidiaries generates heavy losses
- The group works to reduce drastically this situation, an improvements have already been made between H2 2003 and H1 2004
- This works will be pursued in H2 2004

	Sales	EBIT
2nd semester 2003	€28.6m	- €27.8m
1st semester 2004	€36.2m	-€11.6m

3. 1st Half results 2004

Cost analysis excluding staff costs

	1st half 2003		2nd half 2003		31.12.2003		1st half 2004	
	in €K	in sales %	in €K	in sales %	in €K	in sales %	in €K	in sales %
Sales	688 042		649 719		1 337 761		695 816	
G&A	(81 780)	11,9%	(78 915)	12,1%	(160 695)	12,0%	(83 967)	12,1%
Ofwihch rentals	*(24 942)*	*3,6%*	*(23 660)*	*-3,6%*	*(48 602)*	*3,6%*	*(23 459)*	*3,4%*
Off which travels	*(32 526)*	*4,7%*	*(34 166)*	*-5,3%*	*(66 692)*	*5,0%*	*(35 331)*	*5,1%*
Off which advertising	*(5 227)*	*0,8%*	*(4 550)*	*-0,7%*	*(9 777)*	*0,7%*	*(4 674)*	*0,7%*
Off which fees	*(16 254)*	*2,4%*	*(14 175)*	*-2,2%*	*(30 429)*	*2,3%*	*(17 158)*	*2,5%*
Off which product purchases	*(2 831)*	*0,4%*	*(2 364)*	*-0,4%*	*(5 195)*	*0,4%*	*(3 345)*	*0,5%*
Other purchases & external services	(67 087)	9,8%	(65 644)	10,1%	-132 731	9,9%	(67 272)	9,7%
Off which subcontracting	*(32 881)*	*4,8%*	*(34 564)*	*-5,3%*	*(67 445)*	*5,0%*	*(32 922)*	*4,7%*
Taxes & similar expenses	(11 197)	1,6%	(10 847)	1,7%	(22 044)	1,6%	(11 003)	1,6%
Other operating expenses	(1 088)	0,2%	(5 755)	0,9%	(6 843)	0,5%	(3 757)	0,5%
Total costs excluding salaries	(161 152)	23,4%	(161 161)	24,8%	(322 313)	24,1%	(165 999)	23,9%
Amortization	(14 905)		(28 833)		(43 738)		(15 561)	
Reversal of provisions	6 378		10 237		16 615		11 946	
Total cost excluding salaries after amortization and reversal of provisions	(169 679)	24,7%	(179 757)	27,7%	(349 436)	26,1%	(169 614)	24,4%

3. 1st Half results 2004

P&L Details

- Net financial income is € (8.5)m :

Net financial income	€ (8.5) m
Of which interest on CB	€ (6.1) m
Of which other financial income & charges	€ (1.4) m
Of which cost of credit lines	€ (1.0) m

- Net exceptional income is €14.8m :

Net exceptional income	€ 14.8 m
Gains on CSR shares sale	€ 11.1 m
Of which fiscal and social risks reversed provisions	€ 2.3 m
Of which others	€ (1.2) m

3. 1st Half results 2004

Goodwill amortization

- Analysis of goodwill on June 30th, 2004 led the group to complete a write of on the goodwill of some of its subsidiaries : this test has been implemented on subsidiaries showing sign of a loss of value and led to write off on 5 subsidiaries totaling €23.8m of gross goodwill
- Goodwill have been valuated through a DCF approach

(In €m)

	1st half 2003	2nd half 2003	31.12.2003	30.06.2004
Periodic goodwill amortization	9,1	10,3	19,4	10,1
Exceptional goodwill amortization	2,1	18,3	20,4	9,2
DTS (passed through the exceptional result)		14,4	14,4	
Total	11,2	43,0	54,2	19,3
Total excluding DTS	11,2	28,6	39,8	

Agenda
Altran today
Projects
H1 2004 results
Perspectives
Appendix

3. 1st Half results 2004

Group's fiscal policy (1)

- The large spread of results between subsidiaries is penalizing the group on tax point of view
- Group's fiscal optimization is potentially a large source of cash savings for the future

En k€	31.12.2003	30.06.2004
Tax paid	2,9	28,3
Fiscal deficits to be activated	220,6	228,1
Fiscal deficit activated	108,4	84,4
Fiscal deficit non activated	112,1	143,7
Potential saving with a 35% tax rate assumption		50,3

3. 1st Half results 2004

Group's fiscal policy (2)

- A group fiscal policy is to be deployed
- Perimeter under a a fiscal integration system :

Before 2003	Since 2003	In 2004	
Germany	Germany	Germany	**Spain**
Holland	Holland	Holland	**France**
Sweden	Sweden	Sweden	**Italy (underway)**
USA	USA	USA	**Portugal**
	United-Kingdom	United-Kingdom	
about 16,5% of group's total sales	About 23 % of group's total sales	About 90% group's total sales	

3. 1st Half results 2004

Summarized balance sheet *(in €m)*

Assets	31.12.2003	30.06.2004
	Net	Net
Fixed assets	636 235	599 938
Intangible fixed assets	534 149	514 895
of which goodwill	*462 790*	*444 762*
Tangible fixed assets	45 782	48 729
Financial assets	56 304	36 314
Current assets	735 318	667 688
Inventory & work in progress	2 538	3 643
Clients & accounts receivables	376 892	427 978
Other receivables	127 280	111 302
Cash & marketable securities	228 608	124 765
Accrual accounts	8 487	12 247
Total assets	1 380 040	1 279 873

Liabilities	31.12.2003	30.06.2004
Shareholder's equity	303 564	291 110
Minority interest	17	0
Conditional pre-payments	0	715
Contingencies & loss provisions	103 180	103 053
Debt	960 863	876 299
Convertible bonds	370 648	352 878
Borrowing from credit institutions	239 670	188 705
Trade notes & accounts payables	312 745	328 349
Payable against fixed assets	37 800	6 367
Accrual accounts	12 416	8 696
Total shareholders equity & liabilities	1 380 040	1 279 873

(*) 114.9 millions euros of factoring have been integrated in 2003 accounts and 128.7 in 1st half 2004 accounts

Agenda
Altran today
Projects
H1 2004 results
Perspectives
Appendix

3. 1st Half results 2004

Net debt evolution

	31.12.2003	1st Half 2004	30.06.2004
Beginning net debt	381.7		
EBITDA before employee profit sharing		34.9	
Financial charges		(2.1)	
Exceptional		11.4	
Taxes		(22.0)	
Employee profit sharing		(3.7)	
NWCR		(40.5)	
Acquisitions		(12.7)	
CAPEX		(7.2)	
FX impact		2.2	
Profit & asset sales		4.2	
Closing net debt			416.8

Agenda
Altran today
Projects
H1 2004 results
Perspectives
Appendix

3. 1st Half results 2004

Net debt as of 30th June 2004

Convertible Bond *1st January 2005*	€346.8m	34 035 bought back in the 1st half 2004
Mid term bank loan	€25.4m	
Short term bank loan (*) *of which factoring*	€138.9m *€128.7m*	

Total financial debt	€511,1m
Cash	€124.8m
Net financial debt	€386.3m

Employee profit sharing	€22.0m
Accrued interest	€8.5m
Net debt	**€416.8m**

Agenda
Altran today
Projects
H1 2004 results
Perspectives
Appendix

3. 1st Half results 2004

Financial ratios

	31.12.2002	30.06.2003	31.12.2003	30.06.2004
Net financial debt / shareholder's equity	x 1,6	x 1,9	x 1,1	x 1,3
Net financial debt/ EBITDA before employee profit	x 3,3	x 7,5	x 7,2	x 5,5

3. 1st Half results 2004

Cash management 2004 targets defined at the beginning of 2003

- Reduce frozen cash in subsidiaries to €30m / €40m
- Realize between €150m and €170m of factoring by December 31st, 2004
- Reduce clients receivables by €30m to €40m by 2004 year end

■ 3. 1st Half results 2004

Cash centralization (in €m)

- As June 30th 2004, 59% of group's cash was centralized


Total : €228.5m
138.5
90.0
December 31st, 2003


Total : €124.8
74.0
50.8
June 30th , 2004

Cash centralized　Cash in subsidiaries

Agenda | Altran today | Projects | H1 2004 results | Perspectives | Appendix

3. 1st Half results 2004

Factoring (in €m)

- €128.7 of factoring realized as June 30th, 2004



7,3
114,9
167,0
128,7
170,0
30 june 2003
31 December 2003
30 June 2004
Current factoring
Factoring facilities signed

3. 1st Half results 2004

Client receivables evolution *(in €m)*

DSO	86 days	87 days	86 days	94 days


386.9
+9.6
396.5
(19.6)
376.9
(51.0)
427.9
386.9
389.2
114.9
262.0
128.7
299.2
31 Decembre 2002
30 June 2003
31 December 2003
30 June 2004
Client receivables
Factoring

3. 1st Half results 2004

Client receivables evolutions *(in €m)*

- 2003
  - 4th quarter sales : €335.6m
  - DSO : 86 days
- 2004
  - 2nd quarter sales : €355.0m
  - DSO : 94 days



376.9
23.4
27.6
427.9
Clients receivables as of December 31st 2003
Impact of sales growth
Impact of DSO deterioration
Clients receivables as of June 30th 2004

3. 1st Half results 2004

Cash out related to acquisitions *(in €m)*


37.8
-16.6
-12.6
-2.2
0.0
6.4
Debt on fixed asset as off 31st December 2004
DTS cancelling
Earn out related to 2003
Estimates reduction
Others
Debt on fixed assets as of June 30th 2004

Agenda
Altran today
Projects
H1 2004 results
Perspectives
Appendix

1st Half 2004 Results

Agenda

- Altran Today
- Projects
- 1st Half 2004 Results
- **Perspectives**
- Appendix

4. Perspectives

The CRI Project – a major evolution for the group (1)

- A unique information tool for :
  - Consolidation
  - Reporting
  - IFRS rolling up
- Choice of Magnitude from Cartésis
- Planning :
  - June to September 2004 deployment
  - 3rd quarter 2004 results will see the first implementation of this tool

4. Perspectives

The CRI Project – a major evolution for the group (1)


BEFORE
AFTER
October 1st, 2004
Conso.
Financial Mgt.
Staff
Heterogeneous rules
Various tools
Various tubes
Different results
Heterogeneous restitutions
Conso
Financial Mgt.
Staff
A unique set of rules
A unique tool
One information vector
A unique set of results
Internal & external communication & analysis based on same results

5. Perspectives

Cash centralization *(in €m)*

- 2004 target is to reduce cash frozen in subsidiary to €30m / €40m
- As of June 30th, 2004 €50.8m of cash was in subsidiary

Cash in subsidiaries evolution


160.7
100.8
90.0
50.8
€30m to €40m
31 December 2002
30 June 2003
31 December 2003
30 June 2004
Target 2004
Cash in subsidiaries

Agenda
Altran today
Projects
H1 2004 results
Perspectives
Appendix

5. Perspectives

Factoring targets (in €m)

- 2004 target : between €150m and €170m of factoring



114.9
128.7
€150m to €170m
31 December 2003
30 June 2004
2004 target

5. Perspectives

Client receivables evolution

- DSO have increased by 8 days during the first half of 2004
- As of June 30th, 2004 DSO were 94 days (€427.9m) against 86 days as of December 31st, 2003 (€376.9m)
- Group's efforts to manage its clients receivables will be intensified and should allow to have an important reduction of the receivables by the end of 2004

5. Perspectives

Cash out related to acquisitions in H2 2004
(in €m)


6.4
-6.4
0.0
0.0
0.0
Debt on fixed assets as of 30th June 2004
EO to be paid regarding 2003
EO to be paid regarding prior exercices
Loan notes
Others

5. Perspectives

H2 2004 priorities

- **Continue benefit from market growth**
- **Continue to adjust the cost base to the current level of activity**
- **Solve problems of heavy loss makers subsidiaries**
- **Reduce DSOs**
- **Successfully implement our new MFS (CRI)**

1st Half 2004 Results

Agenda

- Altran Today
- Projects
- 1st Half 2004 Results
- Perspectives
- **Appendix**

Appendix

Consolidated Profit & Loss account (in €m)

	1st Half 2003	2nd Half 2003	31.12.2003	1st Half 2004
Sales	688 042	649 719	1 337 761	695 816
Other operating income	8 297	17 616	25 913	16 219
Total operating revenues	696 339	667 335	1 363 674	712 035
Purchases & outside services	(148 867)	(144 560)	(293 427)	(151 239)
Taxes	(11 197)	(10 847)	(22 044)	(11 003)
Wages, social charges & benefits	(499 795)	(486 498)	(982 852)	(502 855)
Of which employee profit sharing	*(2 768)*	*(3 441)*	*(6 209)*	*(3 652)*
Allowance to amortization & provisions	(14 905)	(28 833)	(43 738)	(15 561)
Other operating expenses	(1 088)	(5 847)	(6 935)	(3 757)
Total operating expenses	(675 852)	(676 585)	(1 348 996)	(684 415)
Operating profit *(after employee profit sharing*	20 487	(5 809)	14 678	27 620
Financial income	14 491	5 207	19 698	6 229
Financial charges	(26 114)	(17 314)	(43 428)	(14 754)
Net financial results	(11 622)	(12 108)	(23 730)	(8 525)
Extraordinary income	4 294	5 756	10 050	26 835
Extraordinary expenses	(5 942)	(37 425)	(43 367)	(12 000)
Net extraordinary income	(1 648)	(31 669)	(33 317)	14 835
Corporate income taxe	(6 788)	3 839	(2 949)	(28 305)
Net income *(before amortization of goodwill)*	14 005	(59 323)	(45 318)	5 638
Goodwill amortization	(11 229)	(28 560)	(39 789)	(19 279)
Prior period adjustments	-	(7 389)	(7 389)	
Net result	2 776	(95 272)	(92 496)	(13 641)
Minorities	(1 534)	1 080	(454)	344
Net group result	1 242	(93 284)	(92 042)	(13 985)

Agenda | Altran today | Projects | H1 2004 results | Perspectives | Appendix

Appendix

Consolidated balance sheet – Assets *(in€K)*

	31.12.2003	31.06.2004		
	Net	Brut	Amort.&Prov.	Net
Fixed assets	636 234	878 687	278 749	599 938
Intangible fixed assets				
Goodwill of a business	28 611	33 604	5 254	28 350
Others intangible fixed assets	42 748	60 535	18 752	41 783
Goodwill	462 790	621 714	176 952	444 762
Tangible fixed assets				
Lands	182	182	0	182
Buildings	10 264	18 949	4 798	14 151
Others tangible assets	35 335	104 634	70 238	34 396
Financial assets				
Shareholdings	20 379	1 919	321	1 598
Other equity investment	6 137	5 619	440	5 179
Other financial assets	29 788	31 531	1 994	29 537
Current assets	735 319	694 225	26 537	667 688
Inventories & work in progress	2 538	3 647	5	3 642
Advance payments to suppliers	1 631	1 383	0	1 383
Account receivables & prepayments	376 892	449 391	21 413	427 978
Other receivables	125 649	115 004	5 085	109 919
Marketable securities	111 177	48 359	34	48 325
Cash & cash equivalent	117 432	76 441	0	76 441
Deferred charges	8 487	12 247	0	12 247
Prepaid expenses	7 093	11 512	0	11 512
Deferred charges	1 394	735	0	735
Total assets	1 380 040	1 585 159	305 286	1 279 873

Appendix

Consolidated balance sheet - Liabilities *(in €K)*

	31.12.2003	30.06.2004
Shareholder's equity	303 565	291 110
Share capital	57 221	57 221
Share premium account	155 984	155 996
Consolidated reserves	193 431	101 466
Foreign currency transalation gain/(loss)	(11 029)	(9 588)
Profit/(loss) for the period	(92 042)	(13 985)
Minority interest	16	0
In reserves	(454)	344
In net income	470	(344)
Conditional advances	0	715
Provisions for losses & charges	103 180	103 053
Debt	960 863	876 299
Convertible bonds	371 057	355 342
Loans & borrowing from financial institutions	239 261	186 241
Accounts payable	57 591	63 769
Taxes & social charges	244 341	255 518
Payable related to fixed assets	37 800	6 367
Other liabilities	10 813	9 062
Deferred revenues	12 416	8 696
Revenues relating to future periods	12 416	8 697
Total shareholder's equity & liabilities	1 380 040	1 279 873

Agenda
Altran today
Projects
H1 2004 results
Perspectives
Appendix

Appendix

Consolidated cash-flow statement *(in €K)*

	1er semestre 2003	2nd semestre 2003	31.12.2003	31.06.2004
Net income of consolidated companies	2 776	(95 272)	(92 496)	(13 641)
Elimination of expenses & revenues with no impact on cash-flow or not related to operations				
Amortization, provisions & other exepenses	13 417	75 666	89 083	19 505
Changes in deferred taxes	(12 752)	6 858	(5 894)	6 323
Capital gains	1 497	901	2 398	(11 129)
Operating cash-flow of consolidated companies	**4 938**	**(11 847)**	**(6 909)**	**1 058**
Impact of exchange rate gain & losses on cash-flow	(51)	517	466	116
Dividends received from companies accounted for the equity method	0	0	0	0
Change in financial expenses	(9 359)	5 254	(4 105)	(6 709)
Change in inventories	312	1 306	1 618	(1 031)
Change in receivables	9 304	25 080	34 384	(41 989)
Change in debt	(9 523)	(7 330)	(16 853)	17 226
Prepaid expenses & deferred income	1 835	2 461	4 296	(7 933)
Transfer of deferred charges	(12)	(205)	(217)	(26)
Change in working capital requirements	(7 443)	26 566	19 123	(40 462)
Net cash flow generated by operations	**(2 556)**	**15 236**	**12 680**	**(39 288)**
Acquisitions of fixed assets	(11 616)	(11 294)	(22 910)	(8 668)
Sales of fixed assets	2 252	4 832	7 084	13 718
impact of change in the scope of consolidation	(78 702)	(18 958)	(97 660)	(9 151)
Net cash flow related to investment transactions	**(88 066)**	**(25 420)**	**(113 486)**	**(4 101)**
Cash flow related to financing transactions				
Dividends paid to shareholders of the parent company	0	0	0	0
Dividends paid to minority interests in consolidated companies	(16)	(5)	(21)	(5)
Repurchase of shares by the company	287	1	288	0
Capital increase & others charges	(124)	145 890	145 766	727
Debt issuances	53 689	39 257	92 946	30 214
Debt& loan repayments	(24 827)	(99 378)	(124 205)	(91 881)
Net cash flow related to financing transactions	**29 009**	**85 765**	**114 774**	**(60 945)**
Change in cash positions	(61 613)	(61 613)	13 968	(104 334)
Cash at the beginning of the period	218 363	218 363	218 363	228 646
Cash at the end of the period	153 802	153 802	232 331	124 802
Impact of movements in foreign currency exchange rates	(2 946)	(2 946)	(3 685)	490

Agenda
Altran today
Projects
H1 2004 results
Perspectives
Appendix

Appendix

Simplified cash-flow statement *(in k€)*

	1er semester 2003	2nd semester 2003	31.12.2003	31.06.2004
Beginning net cash position	218 366	153 802	218 366	228 645
Operating cash flow of consolidated companies	4 887	(11 331)	(6 444)	1 173
Change in NWCR	(7 443)	26 567	19 124	(40 462)
Net cash-flow generated by operations	(2 556)	15 236	12 680	(39 289)
Initial payments & complement	(61 880)	(13 220)	(75 100)	0
Earn-outs	(15 490)	(10 210)	(25 700)	(12 689)
Others	(10 700)	(1 986)	(12 686)	8 588
Net cash flow related to investments	(88 070)	(25 416)	(113 486)	(4 101)
Dividends	0,0	0,0	0,0	0
Financing transactions	29 009	85 763	114 772	(60 945)
Net cash-flow generated by financing transactions	29 009	85 763	114 772	(60 945)
Change in cash position	(61 613)	75 583	13 966	(104 335)
Closing net cash *	153 803	228 650	228 651	124 800

5. Appendix

Sequential sales evolution

(in €m) *(en %)*

	Q1 2004	Q2 2004	Variation
Sales excluding contribution of acquisitions (a)	339.6	353.7	+ 4.2
Contribution of companies acquired in 2003 (b)	0.0	0.0	-
Contribution of companies acquired in 2004 (c)	1.5	1.3	(19.6)
Total sales (a+b+c)	341.1	355.0	+ 4,1

5. Appendix

France sequential sales evolution

	Q1 2004 (in €m)	Q2 2004 (in €m)	Variation (in %)
Sales excluding contribution of acquisitions (a)	172.5	174.0	+0 .8
Contribution of companies acquired in 2003 (b)	0.0	0.0	-
Contribution of companies acquired in 2004 (c)	0.0	0.0	-
Total sales (a+b+c)	172.5	174.0	+ 0.8

Agenda
Altran today
Projects
H1 2004 results
Perspectives
Appendix

5. Appendix

International sequential sales evolution

	Q1 2004 (in €m)	Q2 2004 (in €m)	Variation (in %)
Sales excluding contribution of acquisitions (a)	167.1	179.7	+ 7.5
Contribution of companies acquired in 2003 (b)	0.0	0.0	-
Contribution of companies acquired in 2004 (c)	1.5	1.3	(19.6)
Total sales (a+b+c)	168.6	181.0	+ 7.4

5. Appendix

Sequential growth by region *(in %)*

Q2 2004 vs Q1 2004	Organic growth	Total growth
France	+ 0.8	+ 0.8
Northern Europe	+ 9.6	+ 9.6
Southern Europe	(0.7)	(0.7)
Americas	+ 34.0	+ 32.4
Asia	+ 7.0	+ 0.6
Group	+ 4.2	+ 4.1

- FX impact link to the $/€ parity had a positive impact of 3.8% on the semester
- FX impact is calculated by comparing average parity over Q1 and Q2 2004

5. Appendix

Sequential sales evolution by country *(in m€)*


Portugal
2.5
3.0
T1 2004
T2 2004
United-Kingdom
21.3
22.9
T1 2004
T2 2004
Benelux
24.7
26.3
T1 2004
T2 2004
Sweden
6.0
6.9
T1 2004
T2 2004
Asia
3.8
3.8
T1 2004
T2 2004
Germany
25.8
30.0
T1 2004
T2 2004
USA
10.3
14.1
T1 2004
T2 2004
Austria
2.0
1.9
T1 2004
T2 2004
Brazil & Venezuela
2.9
3.3
T1 2004
T2 2004
Spain
26.7
26.4
T1 2004
T2 2004
France
172.5
174.0
T1 2004
T2 2004
Switzerland
9.6
10.0
T1 2004
T2 2004
Italy
33.0
32.4
T1 2004
T2 2004

4. Earn-Out

Assumptions used to build up the forecasts 2004-2008 as of 31st December 2003

- **We use three levels of net profit increase every year in our scenario based on internal forecasts :**
  - → 5% growth
  - → 10% growth
  - → 15% growth
- **To build-up our various scenarios we divided companies under earn out into 2 different groups:**
  - → **Loss making companies in 2003 and in 2004**

    We haven't factored in any earn out payment during the rest of the earn out program. *2 companies are in this category..*
  - → **Profitable companies 2004**

    2004 projections have been used as a starting point to use our various hypothesis of net profit growth.. 44 companies are in this category.

4. Earn-Out

Earn out assumptions (in €m)

- **Earn out assumptions presented are based on an increase every year of net results of companies from 2004 onwards**
- **Earn-Out to be paid regarding year n results will be cash out in year n+1**
- **Example : 14,5m€ to be paid 2006 if the assumption of a 15% increase of net profit between 2004 and 2005 is completed**

Every year assumption of net profit growth used	Total	2004e	2005e	2006e	2007e	2008e
15%	41.0	12.8	14.5	8.4	5.3	0.0
For a total net profit over the period of	117.3					
10%	33.8	12.8	12.0	5.6	3.5	0.0
For a total net profit over the period of	111.3					
5%	27.5	12.8	9.5	3.3	1.9	0.0
For a total net profit over the period of	105.5					

4. Earn-Out

Earn out to be paid if 15% growth of net income every year (in €m), as of December 31st 2003


40,0
35,0
30,0
25,0
20,0
15,0
10,0
5,0
0,0
50
45
40
35
30
25
20
15
10
5
0
35,9
46
12,8
35,7
37
14,5
31,3
29
8,4
13,7
13
5,3
0,8
1
2004
2005
2006
2007
2008
Total cumulative profit of Companies under EO in 2004-2008 = €117.3m
Total cumulative EO to be paid in 2005-2009 = €41.0m
Net profit of companies under EO
Earn out to be paid in n+1
Number of companies under EO

Earn out are paid in year n+1 depending on results achieved in year n

Example : €12.8m to be paid in 2005 given a 2004 net result of €35.9m

Appendix

Earn out to be paid if 10% growth of net income every year (in €m), as of December 31st 2003


40,0
35,0
30,0
25,0
20,0
15,0
10,0
5,0
0,0
50
45
40
35
30
25
20
15
10
5
0
35,9
46
34,1
37
28,6
29
12,0
13
0,7
1
12,8
12,0
5,6
3,5
0
2004
2005
2006
2007
2008
Total cumulative profit of Companies under EO in 2004-2008 = €111.3m
Total cumulative EO to be paid in 2005-2009 = €33.8m
Net result of companies under EO
Earnout to be paid in n+1
Number of companies under EO

Earn out are paid in year n+1 depending on results achieved in year n

Example : €12.8m to be paid in 2005 given a 2004 net result of €35.9m

Appendix

Earn out to be paid if 5% growth of net income every year (in €m), as of December 31st 2003


40,0
35,0
30,0
25,0
20,0
15,0
10,0
5,0
0,0
50
45
40
35
30
25
20
15
10
5
0
35,9
46
12,8
32,6
37
9,5
26,1
29
3,3
10,4
13
1,9
0,6
1
0
2004
2005
2006
2007
2008
Total cumulative profit of Companies under EO in 2004-2008 = €105.5m
Total cumulative EO to be paid in 2005-2009 = €27.5m
Net result of companies under EO
EO to be paid in n+1
Number of companies under EO

Earn out are paid in year n+1 depending on results achieved in year n

Example : €12.8m to be paid in 2005 given a 2004 net result of €35.9m

www.altran.net



File n° 82-5164

EXHIBIT 3

3rd quarter 2004

ALTRAN

EUROPEAN LEADER IN INNOVATION CONSULTING

> TECHNOLOGY CONSULTING
> INNOVATION CONSULTING
> MANAGEMENT CONSULTING
> PRODUCTS AND PROCESS INNOVATION

THIRD QUARTER SALES UP BY 9.2% COMPARED TO THAT OF 2003
ORGANIC GROWTH OF 8.2%

AUSTRIA
BELGIUM
BRAZIL
KOREA
FRANCE
GERMANY
GREAT-BRITAIN
IRELAND
ITALY
JAPAN
LUXEMBOURG
THE NETHERLANDS
PORTUGAL
SPAIN
SWEDEN
SWITZERLAND
USA

The 3rd quarter turnover of the Altran Group stood at € 343.1m, an increase of 9.2% compared to the same period last year (€314.2m). Organic growth[1] is at 8.2%

In France : Turnover came to € 165.5m, representing 48% of group sales. Turnover growth was 6.0%, no acquisition having been made during the period, proving Altran's capacity to seize growth opportunities in a recovering market.

Outside France : Turnover was up 12.3% at € 177.6m compared to the same period last year (€158.1m). This represents 52% of group sales. Organic growth stood at 10.3% given call options exercised during the quarter.

During the 3rd quarter Altran exercised a call option on the Brazilian office of Arthur D. Little which contributed € 1.6m to group's 3rd quarter turnover. During this quarter, overall contribution for Arthur D. Little offices on which the group exercised its call options during 2004 (Brazil, Singapore and Venezuela) was €3.2m.

Foreign exchange had a negative impact of 0.4% on 3rd quarter turnover.

(in € millions)	3rd quarter 2003	1st quarter 2004	2nd quarter 2004	3rd quarter 2004
Sales excluding contribution from acquired companies (a)	314,2	339,6	353,4	339,9
Contribution from companies acquired in 2003 (b)	0,0	0,0	0,0	0,0
Contribution from companies acquired in 2004 (c)	0,0	1,5	1,3	3,2
Total sales (a) + (b) + (c)	314,2	341,1	354,7	343,1
Contribution from deconsolidated companies	*2,0*	*2,4*	*1,2*	-

The level of business since the beginning of the year and the continuing improvement in the market has meant that the number of staff for the group could increased in the 3rd quarter, for the first time since June 2002. Total staff now stands at 16 571, an increase of 142 as compared to the previous quarter.

1) Definition of "like-for-like basis" is the total sales of the financial year minus the contribution of companies acquired during the current and previous financial years.

INVESTOR RELATIONS : Laurent Dubois: +33 (0)1 44 09 54 12 - www.altran.net

File n° 82-5164

RECEIVED

2004 NOV 15 A 10: 05

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

EXHIBIT 4

Altran



Q3 sales 2004

Eric Albrand
Chief Financial Officer

Laurent Dubois
Head of Investors Relations

November 8th, 2004

ALTRAN

Altran

Agenda

- Q3 Sales 2004
- Staff evolution
- Appendix

Agenda

Agenda
Q3 Sales 2004
Staff
Appendix

1. **Q3 Sales 2004**
2. Staff evolution
3. Appendix

1. Q3 Sales 2004

Agenda
Q3 Sales 2004
Staff
Appendix



352.9
335.2
314.2
335.6
341.1
354.7
343.1
Q1 2003
Q2 2003
Q3 2003
Q4 2003
Q1 2004
Q2 2004
Q3 2004

1. Q3 Sales 2004

Agenda
Q3 Sales 2004
Staff
Appendix

- Q3 2004 sales stands at **€343.1m** implying a **9.2 %** total growth over Q3 2003 (**€314.2m)**
- Organic growth stands at **8,2 %**
- During Q3 2004 Altran exercised a call option on the Brazilian office or Arthur D.Little. This company contributed to Q3 sales for **€1.6m**
- Companies on which Altran exercised call options in 2004 contributed for **€3.2m** to Q3 2004 sales
- FX impact in Q3 2004 compared to Q3 2003 is – **0.4 %**

Agenda
Q3 Sales 2004
Staff
Appendix

1. Q3 Sales 2004

Group sales evolution (*Year-on-Year*)

	Q3 2003 *(in €m)*	Q3 2004 *(in €m)*	Variation *(in %)*
Revenues without contribution of acquired companies (a)	314.2	339.9	+ 8.2
Contribution of companies acquired in 2003 (b)	0.0	0.0	-
Contribution of companies acquired in 2004 (c)	0.0	3.2	-
Total consolidated (a+b+c)	314.2	343.1	+ 9.2

1. Q3 Sales 2004

France sales evolution (*Year-on-Year*)

	Q3 2003 (in €m)	Q3 2004 (in €m)	Variation (in %)
Revenues without contribution of acquired companies (a)	156.1	165.5	+ 6.0
Contribution of companies acquired in 2003 (b)	0.0	0.0	-
Contribution of companies acquired in 2004 (c)	0.0	0.0	-
Total consolidated (a+b+c)	156.1	165.5	+ 6.0

1. Q3 Sales 2004

International sales evolution (*Year-on-Year*)

	Q3 2003 (in €m)	Q3 2004 (in €m)	Variation (in %)
Revenues without contribution of acquired companies (a)	158.1	174.4	+ 10.3
Contribution of companies acquired in 2003 (b)	0.0	0.0	-
Contribution of companies acquired in 2004 (c)	0.0	3.2	-
Total consolidated (a+b+c)	158.1	177.6	+ 12.3

- An Italian subsidiary has been sold as of April 30th, 2004. This subsidiary contributed to group's sales for **€1.7m** from January 1st to April 30th
- Korean activities of Arthur D.Little are not consolidated anymore from July 1st 2004. These activities contributed to group's sales in H1 2004 for **€1.9m**.

1. Q3 Sales 2004

Year-on-year sales evolution by Country *(in €m)*



Portugal
3.3
3.5
Q3 2003 Q3 2004
United-Kingdomi
20.9
22.1
Q3 2003 Q3 2004
Benelux
21.6
25.9
Q3 2003 Q3 2004
Sweden
4.3
4.4
Q3 2003 Q3 2004
Asia
2.5
3.0
Q3 2003 Q3 2004
Germany
28.3
30.4
Q3 2003 Q3 2004
USA
10.3
20.4
Q3 2003 Q3 2004
Austria
2.1
2.6
Q3 2003 Q3 2004
Brazil & Venezuela
3.0
5.6
Q3 2003 Q3 2004
Spain
25.2
22.6
Q3 2003 Q3 2004
France
156.1
165.5
Q3 2003 Q3 2004
Switzerland
9.2
8.6
Q3 2003 Q3 2004
Italy
27.5
28.5
Q3 2003 Q3 2004

Agenda
Q3 Sales 2004
Staff
Appendix

ALTRAN

1. Q3 Sales 2004

Q3 2004 Sequential France sales evolution (in €m)




France
156.1
171.2
172.6
173.9
165.5
Q3 03
Q4 03
Q1 04
Q2 04
Q3 04

1. Q3 Sales 2004

North Region sequential sales evolution (in €m)



United-Kingdom
20.9 21.4 21.3 23.0 22.1
Q3 03 Q4 03 Q1 04 Q2 04 Q3 04
Benelux
21.6 23.4 24.7 26.4 25.9
Q3 03 Q4 03 Q1 04 Q2 04 Q3 04
Sweden
4.3 5.8 6.0 6.9 4.4
Q3 03 Q4 03 Q1 04 Q2 04 Q3 04
Asia
2.5 2.1 3.8 3.8 3.0
Q3 03 Q4 03 Q1 04 Q2 04 Q3 04
USA
10.3 9.4 10.3 14.1 20.4
Q3 03 Q4 03 Q1 04 Q2 04 Q3 04
Germany
28.3 28.4 25.8 29.9 30.4
Q3 03 Q4 03 Q1 04 Q2 04 Q3 04
Switzerland
9.2 9.7 9.6 9.9 8.6
Q3 03 Q4 03 Q1 04 Q2 04 Q3 04
Austria
2.1 1.9 2.0 1.9 2.6
Q3 03 Q4 03 Q1 04 Q2 04 Q3 04

Agenda
Q3 Sales 2004
Staff
Appendix

1. Q3 Sales 2004

South Region sequential sales evolution (in €m)



Portugal
3.3
3.8
2.5
3.0
3.5
Q3 03 Q4 03 Q1 04 Q2 04 Q3 04
Italy
27.5
32.5
33.0
32.5
28.5
Q3 03 Q4 03 Q1 04 Q2 04 Q3 04
Brazil & Venezuela
3.0
2.9
2.9
3.3
5.6
Q3 03 Q4 03 Q1 04 Q2 04 Q3 04
Spain
25.2
23.2
26.7
26.2
22.6
T3 03 T4 03 T1 04 T2 04 T3 04

Agenda

Q3 Sales 2004

Staff

Appendix

1. Q3 Sales 2004

Sequential analysis

- Q3 2004 sales stands at **€343.1m** implying a **3.3 %** decline over Q2 2004 (**€354.7m)**
- Sequential organic growth over Q2 2004 was **- 4.2 %**
- During Q3 2004 Altran exercised a call option on the Brazilian office or Arthur D.Little. This company contributed to Q3 sales for **€1.6m**
- Companies on which Altran exercised call options in 2004 contributed for **€3.2m** to Q3 2004 sales
- FX impact was – **0.4 %** on sequential growth concerning Q3 2004 over Q2 2004

Agenda

1. Q3 sales 2004
2. **Staff evolution**
3. Appendix

2. Staff evolution

Agenda

Q3 Sales 2004

Staff

Appendix

- Total staff increased in Q3 2004 for the first time since end of 2002, with a net recruitment of 142
- Total group staff at the end of Q3 2004 is **16 571**
- Total group staff has been increased of **38** people compared to December 31st 2003

2. Staff evolution


- 404
- 333
- 285
- 226
- 83
- 21
+ 142
17 778
17374
17 044
16 759
16533
16450
16429
16571
Dec 03
March 03
June 03
Sept 03
Dec 03
March 04
June 04
sept-04

Agenda

1. Q2 sales 2004
2. Staff evolution
3. Appendix

Agenda
Q3 Sales 2004
Staff
Appendix

3. Appendix

Q3 2004 Sequential group's sales evolution

	Q1 2004	Q2 2004	Q3 2004	Variation
	(in €m)			*(in %)*
Revenues without contribution of acquired companies (a)	339.6	353.4	339.9	(4.2)
Contribution of companies acquired in 2003 (b)	0.0	0.0	0.0	-
Contribution of companies acquired in 2004 (c)	1.5	1.3	3.2	-
Total consolidated (a+b+c)	341.1	354.7	343.1	(3.3)

Agenda
Q3 Sales 2004
Staff
Appendix

3. Appendix

Q3 2004 Sequential France sales evolution

	(in €m) Q1 2004	Q2 2004	Q3 2004	*(in %)* Variation
Revenues without contribution of acquired companies (a)	172.5	173.9	165.5	(4.9)
Contribution of companies acquired in 2003 (b)	0.0	0.0	0.0	-
Contribution of companies acquired in 2004 (c)	0.0	0.0	0.0	-
Total consolidated (a+b+c)	172.5	173.9	165.5	(4.9)

3. Appendix

Q3 2004 Sequential International sales evolution

(in €m) *(in %)*

	Q1 2004	Q2 2004	Q3 2004	Variation
Revenues without contribution of acquired companies (a)	167.1	179.5	174.4	(2.9)
Contribution of companies acquired in 2003 (b)	0.0	0.0	0.0	-
Contribution of companies acquired in 2004 (c)	1.5	1.3	3.2	-
Total consolidated (a+b+c)	168.6	180.8	177.6	(1.7)

- An Italian subsidiary has been sold as of April 30th, 2004. This subsidiary contributed to group's sales for **€1.7m** from January 1st to April 30th
- Korean activities of Arthur D.Little are not consolidated anymore from July 1st 2004. These activities contributed to group's sales in H1 2004 for **€1.9m**.

Altran



Q3 sales 2004

Questions

November 8th, 2004

ALTRAN